This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION COMMENT ON MARKET SPECULATION

AIM & TSX: “TGL” & NASDAQ: “TGA”

TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces that it is aware of market speculation and rumours that the Egyptian Parliament has approved the Company’s consolidated and amended Eastern Desert production sharing contracts and that the agreement is awaiting ratification by Egyptian President Abdel Fattah El-Sisi.  While it is the Company’s policy not to comment on market speculation or rumours, the Company has received no official confirmation that such approval has been given or that the agreement is awaiting the President's ratification.  The Company will continue to engage with Egypt's Ministry of Petroleum and Mineral Resources and the Egyptian General Petroleum Corporation on this matter.

TransGlobe does not intend to make any further public announcements regarding any rumours or speculation unless it determines that disclosure is warranted and in accordance with the requirements of applicable law.

About TransGlobe

TransGlobe Energy Corporation is a cashflow focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) Toby Gibbs	+44(0) 20 7408 4090